EXHIBIT 77 J - REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT

On July 11, 2002, the Fund completed a tender offer of 4,364,926 shares of its common stock. The cost of the shares tendered and related offering expenses of $41,248,550 and $200,525, respectively, were charged to capital shares.